Exhibit 77c:

On December 12, 2011, Special Meetings of shareholders of the Funds were held to obtain approval of a new Investment Advisory Agreement and Sub-Advisory Agreement due to the change in the beneficial ownership of The C.H. Dean Companies, Inc., parent company of C.H. Dean Inc., through, which technical change of control of the Adviser may be deemed to have occurred. The results of the election were:

For the Small Cap Fund:

	For	Against	Abstained
To approve the Investment Advisory Agreement	2,411,951	13,842	11,338
To approve the Sub-Advisory Agreement	2,410,464	15,329	11,338

For the Mid Cap Fund:

	For	Against	Abstained
To approve the Investment Advisory Agreement	837,961	-	-
To approve the Sub-Advisory Agreement	837,961	-	-